UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 12, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Free English translation of First Notice to Annual General Shareholders Meeting of Distribucion y Servicio D&S S.A.
SIGNATURES

FIRST NOTICE

DISTRIBUCIÓN Y SERVICIO D&S S.A.

(Publicly Traded Company)
Securities Register Nº 0593

ANNUAL GENERAL SHAREHOLDERS MEETING

By resolution of the Board of Directors and in accordance with the Company By-laws, hereby an Annual General Shareholders Meeting is called, to be held on April 26, 2005 at 11:00 hours, Santiago de Chile time, in the offices of the Company, located at Avenida Presidente Frei Montalva Nº8,301, municipality of Quilicura, Santiago, the agenda of which will include:

1.	The approval of the Annual Report, Balance Sheets, Financial Statements and the External Auditors Report of the Company as of December 31, 2004.

2.	Adopt a resolution in connection with the year-end results and the distribution of dividends.

3.	Re-elect the members of the Board of Directors.

4.	Set the remuneration for the Directors.

5.	Set the remuneration and the budget for the Directors Committee in accordance with article 50 bis of Law N°18.046.

6.	Appoint the External Auditors and the Chilean Rating Agencies for the 2005 fiscal year.

7.	Inform the Board resolutions pertaining to transactions that fall within the scope of article 44 of the Law N°18,046 (Corporations Law).

8.	In general, provide an account regarding the development of the Company businesses and address all other matters within the General Shareholders Meeting’s area of responsibility.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial Statements of the Company as of December 31, 2004 will be published in “La Segunda” newspaper on April 11, 2005 for the information of shareholders.

ATTENDANCE TO THE SHAREHOLDERS’ MEETING

All shareholders registered in the Company Shareholders Registry as of April 19, 2005, that is, five working days prior to the meeting, are entitled to participate in the General Shareholders Meeting called by this notice.

Qualification of proxies, if applicable, will take place on the same day and at the place the meeting is scheduled to take place, at the time indicated above for the initiation of the meeting.

DISTRIBUTION OF ANNUAL REPORT AND FINANCIAL STATEMENTS OF 2004 FISCAL YEAR

In accordance with Article 75 of the Corporations Law N°18,046 and Resolution N°1,108, dated January 14, 1993, of the Chilean Securities and Insurance Superintendency, the Company will deliver the annual report and audited financial statements for the fiscal year ended December 31, 2004 to shareholders registered in the Company Shareholders Registry who own at least 146,380 shares of the Company, and to those who explicitly request this information in writing, which will then be mailed shortly by the Company as per the shareholders’ instructions.

Regardless of the above, shareholders may request these documents directly from the Company offices located at Avenida Presidente Eduardo Frei Montalva Nº 8,301, municipality of Quilicura in Santiago, from 8:30 am to 5:00 pm, where a sufficient number of copies are available to shareholders who wish to examine such information.

THE CHAIRMAN

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 12, 2005